Prudential Investments LLC

Gateway Center Three
100 Mulberry Street

Newark, New Jersey 07102

January 6, 2011

The Board of Directors

Prudential World Fund, Inc.

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Prudential Emerging Markets Debt Local Currency Fund (the “Fund”)

To the Board of Directors:

Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed through March 31, 2012 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 1.05% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:     /s/ Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President